Exhibit 99.1

Orbotech Ltd. Completes Public Offering of Ordinary Shares

YAVNE, ISRAEL – May 31, 2011 – ORBOTECH LTD. (the “Company”) (NASDAQ/GSM SYMBOL: ORBK) announced today that it has completed its public offering of 7,705,000 ordinary shares (the “Offering”) at a price of $12.50 per share. The Offering included 1,005,000 ordinary shares sold pursuant to the underwriters’ exercise of their over-allotment option. The net proceeds from the Offering after the underwriting discount and other offering expenses were approximately $91.5 million.

The Company plans to use the net proceeds of the Offering for general corporate purposes.

J.P. Morgan Securities LLC and Barclays Capital Inc. acted as joint book-running managers; RBC Capital Markets, LLC acted as senior co-manager; and Needham & Company, LLC and Oppenheimer & Co. Inc. acted as co-managers of the Offering, which was made under an effective shelf registration statement.

The final prospectus supplement and accompanying base prospectus relating to the Offering has been filed with the Securities and Exchange Commission (“SEC”) and is available at the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and accompanying base prospectus relating to the Offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free (866) 803-9204 or Barclays Capital Inc. at Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: barclaysprospectus@broadridge.com, toll-free (888) 603-5847.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards and flat panel displays; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information visit www.orbotech.com.

Forward-Looking Statements

Except for historical information, the matters discussed in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The Company assumes no obligation to update the information in this release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560